UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 0-26041
CUSIP Number: 315616102
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
F5 Networks, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
401 Elliott Avenue West
Address of Principal Executive Office (Street and Number)
Seattle, Washington 98119
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
As previously announced, the Board of Directors (the “Board”) of F5 Networks, Inc. (the “Company”) has formed a special committee of the Board (the “Special Committee”) to conduct a review of the Company’s practices relating to the granting of stock options since 1997. This review by the Special Committee, which is being assisted by independent legal counsel and forensic accountants, has not yet been completed, and the Special Committee has not communicated any final findings to the Company.
Although this review is ongoing, in the course of furnishing information to the Special Committee, the Company identified at least one occasion on which the accounting measurement date used in the Company’s financial statements for option awards granted to certain employees, officers and directors of the Company was different from the accounting measurement date called for under the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In order to correct this accounting measurement date error, the Company expects to record an additional non-cash, stock-based compensation expense and other adjustments related to these options. In addition, because the Company believes that such adjustments are material, the Company will restate its financial statements for fiscal years 2001 through 2005 and the first two quarters of fiscal 2006. The Company has not completed its assessment of the amount or effect of any such adjustments.
Because the Special Committee’s review of the Company’s stock option grant practices has not been completed, it is possible that additional issues may be identified for one or more of the periods under review, including possible findings that the amounts recorded as compensation expense for other options granted in the periods under review should be adjusted. Moreover, the Audit Committee of the Board may determine, prior to the completion of the Special Committee’s review, that the accounting for other historical stock option grants was incorrect.
Additionally, the Company is evaluating Management’s Report on Internal Controls Over Financial Reporting set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005. The Company has not yet completed its analysis of the impact of this situation on its internal controls over financial reporting.
As a result, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2006 by the prescribed filing date of August 9, 2006, and does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as practicable.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John McAdam, President and Chief Executive Officer	(206) 272-5555
(Name)	(Area Code)(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the ongoing Special Committee investigation more fully discussed in Part III above, the Company is not in a position at this time to provide a reasonable estimate of any anticipated changes in results of operations from the quarter ended June 30, 2005 to the quarter ended June 30, 2006 that may be reflected in the earnings statements to be included in the Company’s Third Quarter 2006 Form 10-Q.
Forward-Looking Statements: This Notification of Late Filing on Form 12b-25 contains forward-looking statements concerning the Special Committee’s continuing review of the Company’s stock option grant practices and related accounting, as well as the Company’s expected restatement of its historical financial statements. The risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements include, but are not limited to, the possibility that the Company, in consultation with the Company’s independent registered public accounting firm and/or the SEC, will determine that the proper accounting for the Company’s prior stock option grants differs from the accounting treatment upon which the assumptions and forward-looking statements in this Form are based; that the scope of the issues as to the timing and accuracy of measurement dates for option awards and the timing of formal corporate approvals may change; that the amount and timing of additional stock-based compensation expenses and other additional expenses to be recorded in connection with affected option grants, and the corresponding restatement of our financial statements, may change based upon the Special Committee’s ongoing review; that our ability to file required reports with the SEC on a timely basis may be impaired; that our ability to meet the requirements of the Nasdaq Stock Market for continued listing of our shares may be impaired; that other actions may be taken or required as a result of the Special Committee’s review; and that the anticipated accounting adjustments and other factors described above could have negative tax or other implications for the Company. The Company has no duty to update any matters discussed in this Form. More information about potential risk factors that could affect the Company’s business and financial results is included in the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2005, and other public filings with the SEC.
F5 Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By	/s/ John McAdam

John McAdam
President and Chief Executive Officer

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